EXHIBIT 4.5

SUMMARY OF THE

AGREEMENT FOR THE PURCHASE AND SALE OF SHARES OF BRASILCEL, N.V.,

DATED JULY 28, 2010,

AMONG TELEFÓNICA, S.A., PORTUGAL TELECOM, SGPS, S.A. AND PT MÓVEIS — SERVIÇOS DE TELECOMUNICAÇÕES, SGPS, S.A.

On July 28, 2010, we signed an agreement with Telefónica, S.A., for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel we owned. Brasilcel owned approximately 60% of the total share capital of Vivo Participações, S.A. (“Vivo Participações”). The acquisition price of such capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though we may request that this final payment be made on July 29, 2011, in which case such final payment, and correspondingly, the total price of the acquisition, would be reduced by €25 million). The agreement also provided for certain other commercial arrangements between Telefónica and us which were subsequently rendered inapplicable. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and us in 2002 relating to our joint venture in Brazil were terminated.